Exhibit 99.1

News Release

2013-26

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202-944-7406

Intelsat Reports Second Quarter 2013 Results

•       Revenue of $654 million up 2% vs. Q2 2012 on growth from network services and media customer sets

•       Net loss attributable to Intelsat S.A. of $408 million includes pre-tax charges of $367 million for early extinguishment of debt and $78 million of one-time, pre-tax expenses related to April IPO

•       Total debt reduced by $497 million as compared to December 31, 2012

•       $10.4 billion contracted backlog provides visibility for future revenue and cash flow

Luxembourg, 1 August 2013

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported revenue of $653.8 million and a net loss attributable to Intelsat S.A. of $408.3 million, or $4.19 per share, for the three months ended June 30, 2013. The net loss includes $366.8 million for pre-tax charges related to early extinguishment of debt resulting from debt paydowns resulting from the company’s April 2013 initial public offering and debt refinancing activity in the second quarter. The company also reported EBITDA[1], or earnings before net interest, taxes and depreciation and amortization, of $439.2 million, and Adjusted EBITDA[1] of $509.4 million, or 78 percent of revenue, for the three months ended June 30, 2013.

Intelsat CEO Dave McGlade said, “With the completion of our April IPO and successful debt refinancing initiatives in the first half of 2013, we’re driving a positive cycle of delevering our balance sheet. Lower interest costs and reduced capital expenditures will enable increased cash flow, which in turn should allow us to further reduce debt. I’m confident Intelsat is well-positioned to create value for all of its stakeholders.

“The Intelsat team is executing against our operational priorities for 2013. New business on video neighborhood satellites and on our broadband mobility infrastructure is driving on-network revenue growth in our network services and media businesses. Declines in our government business, due to the U.S. government budget sequestration and troop drawdowns, were reflected primarily in off-network revenues. Overall, revenue and Adjusted EBITDA grew at two percent and four percent, respectively, as compared to the second quarter of 2012.”

McGlade continued, “During the quarter, we furthered our commitment to our next-generation fleet design, announcing manufacturing commitments for four additional satellites to be deployed over the coming years as we replace existing satellites with the innovative, high-throughput and cost-efficient Intelsat EpicNG platform. Leading up to the launch of those satellites, we are working with strategic customers to create portfolios of services on the current fleet that satisfy today’s requirements while providing a bridge to our customers’ future growth needs on EpicNG. Progress on this front is demonstrated in our strong backlog of $10.4 billion, providing visibility into revenue and cash flow, and stability to our business.”

Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

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Intelsat’s network services business, which provides broadband infrastructure for fixed and wireless telecommunications and enterprise and mobility applications, accounted for 46 percent of Intelsat’s total second quarter 2013 revenue, and at $303.7 million was up four percent as compared to the second quarter 2012. In the second quarter 2013, growth in transponder and managed services revenue for wireless telecommunications, mobility and enterprise applications was offset by reduced revenue from channel services, which has been declining due to migration to fiber.

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Enterprise data networks use Intelsat satellites to deliver broadband connectivity across multiple regions or to remote locations. In the second quarter, Harris CapRock Communications, the leading global provider of managed communications solutions for remote and harsh environments, extended its portfolio with Intelsat under a long-term agreement covering new and renewed capacity of over 600 MHz on up to five satellites. The agreement will allow Harris CapRock to provide broadband services to its energy customers in the Americas, Africa and the Asia-Pacific region while driving increased control and efficiency in its operations, with the potential for migration to next generation satellites.

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In the Middle East, Saudi Telecommunication Company (STC), a provider of integrated mobile, fixed and broadband communications services, recently renewed its agreement with Intelsat. STC plans to provide VSAT services to its oil and gas customers in the Middle East on Intelsat 10-02 as part of a multi-year, multi-transponder agreement.

•	Separately, Riyadh-based Saudi Inteltec Skyband renewed its contract for advanced VSAT services on Intelsat 15 to customers in Saudi Arabia.

Mobility applications are a major source of new growth, particularly for Ku-band spectrum. This business includes broadband connectivity for maritime and commercial aeronautical consumer networks. In the second quarter, new activity included:

•	A global leader in broadband services recently contracted for new, multi-transponder services on Intelsat 905 to provide commercial aeronautical services over Europe.

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Astrium Services, Europe’s leading space technology company, recently renewed its contract with Intelsat for the delivery of advanced broadband services to maritime customers on the North Sea. As part of the agreement, Astrium will use multiple transponders on the Intelsat 907 satellite, delivering seamless connectivity to its shipping customers.

Intelsat’s large and diversified infrastructure is used by leading fixed and wireless telecommunications providers to extend their service regions and enhance backbone networks. Demand is especially strong in emerging regions, with subscriber growth, expanding service territories, and data connectivity requirements creating need for expanded 2G and 3G infrastructure. In the second quarter of 2013, contract signings included:

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Santiago-based Entel Chile, a leading telecommunications provider in Chile, recently signed a new agreement on Intelsat 23. Entel Chile will provide mobile broadband and telephony services to customers in remote areas of Chile, including Easter Island, off the coast of South America.

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Intelsat’s media business, which provides satellite capacity for the transmission of entertainment, news, sports and educational programming for approximately 300 broadcasters, content providers and direct-to-home (“DTH”) platform operators worldwide, accounted for 34 percent of our revenue for the quarter ended June 30, 2013. Second quarter revenue of $220.5 million increased four percent as compared to the second quarter of 2012, as service volume increased for DTH and cable and broadcast program distribution applications.

Contracts with media customers in the second quarter included:

•	A major South African broadcaster recently renewed and expanded its multi-transponder agreement on Intelsat 20 to support media applications in Africa.

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Separately, Moscow-based Orion Express, a major satellite television provider in Russia, recently expanded its relationship with Intelsat, signing multi-year commitments for several transponders on Horizons 2 at 85º East. Orion Express will use the capacity to expand its delivery of DTH services to customers across Russia, as well as to offer television content delivery services for broadcasters.

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DIRECTV Sports recently renewed its contract for services via Galaxy 17. The programmer uses the satellite’s premier video neighborhood to deliver its suite of regional sports programming to customers in North America.

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Intelsat’s government business, which provides highly customized, secure commercial satellite-based solutions to civilian agencies and the U.S. military defense sector, accounted for 19 percent of our revenue for the quarter ended June 30, 2013. Second quarter revenue of $122.4 million decreased two percent as compared to second quarter 2012 results, as declines in lower-margin off-network revenue more than offset increases in on-network transponder services revenue from the second quarter 2012 entry into service of a payload hosted for the Australia Defence Force and increased sales of managed services in support of aeronautical applications in Asia.

•	Intelsat General was awarded a new agreement to provide services on Galaxy 18. The multi-year agreement will support a ground network for the U.S. government.

With respect to the effects of sequestration, the pace of RFP issuance and awards remains slower than usual and customers continue to renew and fund contracts on shorter terms than typical and consolidate services where possible. Visibility remains limited for the government business for the balance of the 2013 fiscal year and into 2014.

•	In the second quarter of 2013, Intelsat completed a number of capital markets activities.

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In April 2013, our subsidiary Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) issued $500.0 million aggregate principal amount of 6 3/4% senior notes due 2018, $2.0 billion aggregate principal amount of 7 3/4% senior notes due 2021 and $1.0 billion aggregate principal amount of 8 1/8% senior notes due 2023 (collectively, the “Intelsat Luxembourg Offerings”).

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Also in April 2013, we used the proceeds from the April Intelsat Luxembourg Offerings to redeem all $2.5 billion aggregate principal amount of Intelsat Luxembourg’s outstanding 11 1/2%/12 1/2% senior PIK election notes and $754.8 million aggregate principal amount of the Intelsat Luxembourg 11 1/4% senior notes due 2017 (the “2017 Senior Notes”).

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On April 23, 2013, we completed our initial public offering of 22.2 million common shares and a concurrent offering of 3.5 million Series A mandatory convertible junior non-voting preferred shares (collectively, the “IPO”). The shares trade on the New York Stock Exchange; the common shares under the ticker symbol “I” and the preferred shares under the ticker symbol “I PR A.” Net proceeds received, after underwriting discounts and commissions, were approximately $550 million following exercise of the underwriters’ overallotment options in both offerings.

We used a portion of the proceeds from the stock offerings to prepay $138.2 million of indebtedness outstanding under our Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) $810.9 million senior unsecured credit agreement. In May, we used a portion of the remaining proceeds to fully redeem our Intelsat Investments S.A. (formerly Intelsat S.A.) 6 1/2% senior notes due 2013.

We incurred $77.7 million of one-time, pre-tax expenses related to the IPO (the “Total IPO Charge”), of which $21.3 million related to share-based and other compensation expense incurred upon consummation of the IPO (the “IPO-related Compensation Charges”).

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In June 2013, Intelsat Jackson issued $2.0 billion aggregate principal amount of 5 1/2% senior notes due 2023 and $635.0 million aggregate principal amount of 6 5/ 8% senior notes due 2022 (the “2022 Jackson Notes” and collectively, the “June Intelsat Jackson Offerings”). The 2022 Jackson Notes were priced at 106.25 for an effective yield of 5.76%.

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Also in June, we used the net proceeds of the June Intelsat Jackson Offerings, together with other available cash, to redeem the remaining $1.7 billion aggregate principal amount of the Intelsat Luxembourg 2017 Senior Notes, and to prepay all amounts outstanding (approximately $868 million principal amount) under Intelsat Jackson’s two senior unsecured credit agreements.

•	In total, our debt retirement activities resulted in a pre-tax early-extinguishment charge of $366.8 million in the quarter ended June 30, 2013.

•	Intelsat’s average fill rate on our approximately 2,175 station-kept transponders was 78 percent at June 30, 2013. No significant fleet changes were conducted during the period.

•	Intelsat has no satellite launches planned for the balance of 2013. We have contracted with Arianespace to launch Intelsat 30, the next satellite in our fleet program, in the second half of 2014.

Financial Results for the Three Months ended June 30, 2013

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended June 30, 2013, increased by $15.1 million, or two percent, to $653.8 million, as compared to the three months ended June 30, 2012. By service type, our revenue increased or decreased due to the following:

On-Network Revenue:

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Transponder services—an aggregate increase of $17.1 million, due in part to an $8.3 million net increase in revenue from network services customers based in the Latin America and Caribbean and the North America region, for use in wireless telecommunications infrastructure and enterprise networks, respectively. An additional $8.1 million of the increase reflects new revenue from growth in services sold to media customers largely in the Latin America and Caribbean, the Africa and Middle East, and the Asia-Pacific regions for DTH and programming-distribution applications.

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Managed services—an aggregate increase of $8.1 million, largely due to a $6.5 million increase in revenue from network services customers for new broadband services for mobility applications, primarily in the Europe, the North America and the Asia-Pacific regions, and a $2.7 million increase in revenue from managed services sold to government customers.

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Channel—an aggregate decrease of $4.8 million related to a continued decline due to the migration of international point-to-point satellite traffic to fiber optic cable, a trend that we expect will continue.

Off-Network and Other Revenue:

•	Transponder, MSS and other off-network services—an aggregate decrease of $4.1 million, primarily due to declines in sales of off-network transponder services for government applications and MSS.

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Satellite-related services—an aggregate decrease of $1.1 million, primarily due to decreased revenue from government professional services and flight operations support for third-party satellites as compared to the second quarter of 2012.

Changes in direct costs of revenue, selling, general and administrative expenses, depreciation and amortization, income from operations, interest expense, net, and other significant income-statement items are described below.

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Direct costs of revenue increased by $1.0 million, or 1%, to $100.3 million for the three months ended June 30, 2013, as compared to the three months ended June 30, 2012. Excluding $2.4 million related to the IPO-related Compensation Charges, direct cost of revenue decreased $1.4 million, principally due to $4.7 million in lower cost of MSS and off-network fixed satellite services (“FSS”) capacity purchased primarily related to solutions sold to our government customer set and a decrease of $0.9 million in share-based compensation costs. These decreases were partially offset by an increase of $2.9 million in costs related to a joint venture and an increase of $1.5 million in expenses related to earth station operations.

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Selling, general and administrative expenses increased by $71.8 million to $125.2 million for the three months ended June 30, 2013 as compared to the three months ended June 30, 2012. Excluding $56.3 million in professional fees mainly associated with the termination of our monitoring fee agreement and $18.9 million related to the IPO-related Compensation Charges, selling, general and administrative expenses decreased $3.4 million, principally due to $4.8 million in lower professional fees and a decrease of $1.7 million in bad debt expense. These decreases were partially offset by an increase of $3.3 million in staff-related expenses, including share-based compensation costs.

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Depreciation and amortization expense decreased by $1.9 million to $186.7 million for the three months ended June 30, 2013, as compared to the three months ended June 30, 2012. This decrease was primarily due to a net decrease of $21.7 million in depreciation expense due to the timing of certain satellites becoming fully depreciated and changes in estimated remaining useful lives of certain satellites, a decrease of $2.4 million in amortization expense primarily due to changes in the expected pattern of consumption of amortizable intangible assets , largely offset by an increase of $22.7 million in depreciation expense resulting from the impact of satellites placed into service during 2012.

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Our income from operations decreased by $25.9 million, or 9%, to $255.6 million for the three months ended June 30, 2013, compared to $281.5 million for the three months ended June 30, 2012, due primarily to the Total IPO Charge of $77.7 million, partially offset by a $20.3 million improvement in (gains) losses recognized on our derivative financial instruments for the three months ended June 30, 2013, as compared to the prior year, related to the net (gain) loss on our interest rate swaps, which reflects the change in fair value of the interest rate swaps, partially offset by the related interest expense accrued. For the three months ended June 30, 2013, we recorded a gain of $4.5 million, as compared to a loss on derivative financial instruments of $15.8 million for the three months ended June 30, 2012.

•	Interest expense, net consists of the gross interest expense we incur less the amount of interest we capitalize related to capital assets under construction and less interest income earned. As of June 30, 2013, we also held interest rate swaps with an aggregate notional amount of $1.6 billion to economically hedge the variability in cash flow on a portion of the floating-rate term loans under our senior secured credit facilities. The swaps have not been designated as hedges for accounting purposes. Interest expense, net decreased by $25.7 million, or 8%, to $301.7 million for the three months ended June 30, 2013, as compared to $327.4 million for the three months ended June 30, 2012. The decrease in interest expense, net was principally due to the following:

•	a net decrease of $30.8 million in interest expense as a result of our debt offerings, redemptions and credit facility amendments in 2012; and

•	a net decrease of $16.3 million in interest expense as a result of our debt offerings, prepayments and redemptions in 2013; partially offset by

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an increase of $25.1 million resulting from lower capitalized interest of $9.8 million for the three months ended June 30, 2013, as compared to $34.9 million for the three months ended June 30, 2012, resulting from decreased levels of satellites and related assets under construction.

Non-cash items in interest expense, net were $19.3 million for the three months ended June 30, 2013, primarily for amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

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Loss on early extinguishment of debt was $366.8 million for the three months ended June 30, 2013, as compared to $43.4 million for the three months ended June 30, 2012. The 2013 loss related to the repayment of debt in connection with various 2013 refinancings, redemptions, prepayments and offerings was primarily driven by a $311.2 million difference between the carrying value of the debt repurchased, redeemed or prepaid in the quarter and the total cash amount paid (including related fees), together with a write-off of $55.6 million of unamortized debt discounts and debt issuance costs.

The 2012 loss related to the repayment of debt in connection with the 2012 Intelsat Jackson tender offers and redemptions, and was primarily driven by a $39.5 million difference between the carrying value of the debt repurchased or redeemed and the total cash amount paid (including related fees), together with a write-off of $3.9 million of unamortized debt premium and debt issuance costs.

•	Other expense, net was $3.2 million for the three months ended June 30, 2013, as compared to $1.9 million for the three months ended June 30, 2012.

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Our benefit from income taxes was $8.8 million for the three months ended June 30, 2013, as compared to a benefit of $6.8 million for the three months ended June 30, 2012. The difference was principally due to the recognition of previously unrecognized tax benefits related to the closing of an IRS audit of the 2008 and 2009 tax years for our subsidiary, Intelsat Holding Corporation, in the three months ended June 30, 2013, partially offset by higher earnings in certain taxable jurisdictions.

•	Cash paid for income taxes, net of refunds, totaled $4.2 million and $8.5 million for the three months ended June 30, 2012 and 2013, respectively.

EBITDA, Adjusted EBITDA and Other Financial Metrics

EBITDA of $439.2 million for the three months ended June 30, 2013, reflected a decrease of $29.1 million from $468.3 million for the same period in 2012. The Total IPO Charge of $77.7 million contributed more than 100% of the decline in EBITDA. Adjusted EBITDA increased by $17.4 million to $509.4 million, or 78 percent of revenue, for the three months ended June 30, 2013, from $492.0 million, or 77 percent of revenue, for the same period in 2012.

At June 30, 2013, Intelsat’s contracted backlog, representing expected future revenue under contracts with customers, was $10.4 billion, unchanged from $10.4 billion at March 31, 2013. The mix of backlog continues to reflect proportionally less backlog from government customers, related in part to the U.S. budget sequestration.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

Revenue Comparison by Customer Set and Service Type

($ in thousands)

By Customer Set

	Three Months Ended June 30, 2012		Three Months Ended June 30, 2013

Network Services	$292,453	46%	$303,665	46%
Media	212,136	33%	220,526	34%
Government	124,961	20%	122,390	19%
Other	9,118	1%	7,222	1%

	$638,668	100%	$653,803	100%

By Service Type

	Three Months Ended June 30, 2012		Three Months Ended June 30, 2013

On-Network Revenues
Transponder services	$480,803	75%	$497,872	76%
Managed services	67,205	11%	75,303	12%
Channel	23,461	4%	18,654	3%

Total on-network revenues	571,469	90%	591,829	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	55,388	9%	51,311	8%
Satellite-related services	11,811	2%	10,663	2%

Total off-network and other revenues	67,199	11%	61,974	9%

Total	$638,668	100%	653,803	100%

Free Cash Flow From (Used in) Operations

Free cash flow used in operations1 was $106.2 million during the three months ended June 30, 2013. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes $235.0 million of cash proceeds received from insurance claims during the three months ended June 30, 2013. Payments for satellites and other property and equipment during the three months ended June 30, 2013, totaled $169.1 million. Cash flow was also affected by significant early payments of interest related to second-quarter refinancing activity.

Financial Outlook 2013 with Updated Prepayments Guidance

Consistent with prior guidance, for the full year 2013 Intelsat expects to generate revenue of $2,615 million to $2,640 million, and an Adjusted EBITDA margin consistent with recent periods. Our projected revenue growth reflects modestly lower U.S. government spending on commercial satellite communications services; significant reductions in that spending could adversely affect our revenue.

As previously announced, our 2013 capital expenditure guidance for the three calendar years 2013 through 2015 (the “Guidance Period”) assumes investment in nine satellites in the manufacturing or design phase during the Guidance Period, including one destroyed in a launch failure in February 2013. We expect to launch four satellites in 2014 and 2015, during the Guidance Period, with construction on the four remaining satellites extending beyond the Guidance Period. By the conclusion of the Guidance Period in 2015, our total transmission capacity is expected to increase modestly from levels at year end 2012. The first of our new Intelsat EpicNG high-throughput satellites is expected to launch in 2015 and enter service in 2016, significantly increasing our total transmission capacity.

Consistent with prior guidance, we expect our capital expenditures to range from $600 million to $675 million in 2013, and $575 million to $650 million in 2014. For 2015, we anticipate capital expenditures of $775 million to $850 million. Our capital expenditures guidance includes capitalized interest.

During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts. In an effort to balance our growth and delevering objectives, today we are updating prepayment guidance to reflect only amounts currently contractually committed. Significant prepayments are currently expected to range from $100 million to $125 million in 2013, and from $75 million to $100 million in 2014, a combined reduction of approximately $100 million over the two year period from prior guidance. Our 2015 prepayment guidance remains unchanged at $25 million to $50 million.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. EDT on Thursday, August 1, 2013, to discuss the company’s financial results for the three months ended June 30, 2013. Access to the live conference call will also be available via the Internet at the Intelsat website: www.intelsat.com/investors/events. To participate on the live call, participants should dial 866-700-6293 from North America, and +1 617-213-8835 from all other locations. The participant pass code is 48046899. Participants will have access to a replay of the conference call through August 8, 2013. The replay number for North America is 888-286-8010, and for all other locations it is +1 617-801-6888. The participant pass code for the replay is 68237126.

About Intelsat

Intelsat (NYSE: I) is the leading provider of satellite services worldwide. For almost 50 years, Intelsat has been delivering information and entertainment for many of the world’s leading media and network companies, multinational corporations, Internet Service Providers and governmental agencies. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video, data and voice services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and broadband access, with Intelsat, advanced communications anywhere in the world are closer, by far.

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s prospectus dated April 17, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Revenue	$638,668	$653,803
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	99,307	100,278
Selling, general and administrative	53,434	125,217
Depreciation and amortization	188,628	186,745
(Gains) losses on derivative financial instruments	15,756	(4,457)
Gain on satellite insurance recoveries	—	(9,618)

Total operating expenses	357,125	398,165

Income from operations	281,543	255,638
Interest expense, net	327,379	301,685
Loss on early extinguishment of debt	(43,383)	(366,794)
Other expense, net	(1,906)	(3,184)

Loss before income taxes	(91,125)	(416,025)
Benefit from income taxes	(6,797)	(8,759)

Net loss	(84,328)	(407,266)
Net income attributable to noncontrolling interest	(382)	(1,039)

Net loss attributable to Intelsat S.A.	$(84,710)	$(408,305)

Basic and diluted net loss per share attributable to Intelsat S.A.	$(1.02)	$(4.19)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET LOSS TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Net loss	$(84,328)	$(407,266)
Add (Subtract):
Interest expense, net	327,379	301,685
Loss on early extinguishment of debt	43,383	366,794
Benefit from income taxes	(6,797)	(8,759)
Depreciation and amortization	188,628	186,745

EBITDA	$468,265	$439,199

EBITDA Margin	73%	67%

Note:

EBITDA consists of earnings before net interest, loss on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage costs of borrowing. Accordingly, we consider (gain) loss on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET LOSS TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Net loss	$(84,328)	$(407,266)
Add (Subtract):
Interest expense, net	327,379	301,685
Loss on early extinguishment of debt	43,383	366,794
Benefit from income taxes	(6,797)	(8,759)
Depreciation and amortization	188,628	186,745

EBITDA	468,265	439,199

Add (Subtract):
Compensation and benefits	2,371	18,445
Management fees	6,265	57,954
(Gains) losses on derivative financial instruments	15,756	(4,457)
Non-recurring and other non-cash items	(668)	(1,764)

Adjusted EBITDA	$491,989	$509,377

Adjusted EBITDA Margin	77%	78%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, such as gains (losses) on derivative financial instruments, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except share amounts)

	As of December 31, 2012	As of June 30, 2013
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$187,485	$95,792
Receivables, net of allowance of $23,583 in 2012 and $28,692 in 2013	282,214	284,854
Deferred income taxes	94,779	94,672
Prepaid expenses and other current assets	38,708	51,160

Total current assets	603,186	526,478
Satellites and other property and equipment, net	6,355,192	5,834,263
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	651,087	609,931
Other assets	417,454	414,606

Total assets	$17,265,846	$16,624,205

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$178,961	$139,304
Taxes payable	9,366	—
Employee related liabilities	46,590	33,557
Accrued interest payable	367,686	198,585
Current portion of long-term debt	57,466	56,598
Deferred satellite performance incentives	21,479	21,533
Deferred revenue	84,066	78,827
Other current liabilities	72,715	71,982

Total current liabilities	838,329	600,386
Long-term debt, net of current portion	15,846,728	15,350,921
Deferred satellite performance incentives, net of current portion	172,663	163,320
Deferred revenue, net of current portion	834,161	871,140
Deferred income taxes	286,673	290,278
Accrued retirement benefits	299,187	274,385
Other long-term liabilities	300,195	227,710

Shareholders’ deficit:
Common shares (1)	832	1,054
5.75% Series A Mandatory Convertible Junior Non-Voting Preferred shares	—	35
Paid-in capital (1)	1,519,429	2,089,250
Accumulated deficit	(2,759,593)	(3,175,702)
Accumulated other comprehensive loss	(118,428)	(112,140)

Total shareholders’ deficit	(1,357,760)	(1,197,503)
Noncontrolling interest	45,670	43,568

Total liabilities and shareholders’ deficit	$17,265,846	$16,624,205

(1)

Common shares and paid-in capital amounts reflect the retroactive impact of the Class A and Class B share reclassification into common shares and the share splits related to our Initial Public Offering.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013
Cash flows from operating activities:
Net loss	$(84,328)	$(407,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	188,628	186,745
Provision for doubtful accounts	3,833	2,103
Foreign currency transaction loss	3,337	2,773
Loss on disposal of assets	—	212
Gain on satellite insurance recoveries	—	(9,618)
Share-based compensation	1,097	18,281
Deferred income taxes	(9,779)	(2,517)
Amortization of discount, premium, issuance costs and related costs	14,594	19,321
Interest paid-in-kind	3,979	—
Loss on early extinguishment of debt	43,383	366,794
Unrealized (gains) losses on derivative financial instruments	2,644	(11,367)
Other non-cash items	3,636	5,102
Changes in operating assets and liabilities:
Receivables	(6,448)	(7,265)
Prepaid expenses and other assets	11,655	20,722
Accounts payable and accrued liabilities	31,262	(122,908)
Deferred revenue	63,593	27,644
Accrued retirement benefits	(11,541)	(17,217)
Other long-term liabilities	(174)	(8,654)

Net cash provided by operating activities	259,371	62,885

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(215,894)	(169,054)
Proceeds from insurance settlements	—	235,019

Net cash provided by (used in) investing activities	(215,894)	65,965

Cash flows from financing activities:
Repayments of long-term debt	(1,330,038)	(6,715,609)
Repayment of notes payable to former shareholders	(367)	(670)
Payment of premium on early extinguishment of debt	(39,475)	(311,224)
Proceeds from issuance of long-term debt	1,296,000	6,214,688
Debt issuance costs	(19,444)	(84,948)
Proceeds from initial public offering	—	572,500
Stock issuance costs	—	(26,377)
Principal payments on deferred satellite performance incentives	(3,337)	(5,117)
Dividends paid to noncontrolling interest	(2,418)	(2,306)

Net cash used in financing activities	(99,079)	(359,063)

Effect of exchange rate changes on cash and cash equivalents	(3,337)	(2,773)

Net change in cash and cash equivalents	(58,939)	(232,986)
Cash and cash equivalents, beginning of period	313,085	328,778

Cash and cash equivalents, end of period	$254,146	$95,792

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$273,688	$410,228
Income taxes paid, net of refunds	4,210	8,452
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$61,083	$20,009

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2013

Net cash provided by operating activities	$259,371	$62,885
Payments for satellites and other property and equipment (including capitalized interest)	(215,894)	(169,054)

Free cash flow from (used in) operations	$43,477	$(106,169)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.